Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, May 13, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 6 to May 10, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06/05/2024	237,626	67.230104	15,975,620.69	XPAR
06/05/2024	124,958	67.228531	8,400,742.78	CEUX
06/05/2024	31,867	67.262240	2,143,445.80	TQEX
06/05/2024	24,278	67.265137	1,633,063.00	AQEU
07/05/2024	244,776	67.169291	16,441,430.37	XPAR
07/05/2024	190,196	67.156435	12,772,885.31	CEUX
07/05/2024	19,599	67.133271	1,315,744.98	TQEX
07/05/2024	21,885	67.166482	1,469,938.46	AQEU
08/05/2024	250,500	67.015988	16,787,504.99	XPAR
08/05/2024	182,000	67.014787	12,196,691.23	CEUX
08/05/2024	20,000	67.015169	1,340,303.38	TQEX
08/05/2024	25,000	67.019669	1,675,491.73	AQEU
09/05/2024	265,047	68.077400	18,043,710.64	XPAR
09/05/2024	175,000	68.081658	11,914,290.15	CEUX
09/05/2024	20,000	68.076720	1,361,534.40	TQEX
09/05/2024	10,000	68.045157	680,451.57	AQEU
10/05/2024	254,110	68.883205	17,503,911.22	XPAR
10/05/2024	116,602	68.867390	8,030,075.41	CEUX
10/05/2024	17,179	68.864987	1,183,031.61	TQEX
10/05/2024	14,380	68.876615	990,445.72	AQEU
Total	2,245,003	67.643702	151,860,313.45

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).